As filed with the Securities and Exchange Commission on March 22, 2019

Registration No. 333-230015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

frontdoor, inc.

(Exact name of registrant as specified in its charter)

Delaware	8741	82-3871179
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Peabody Place

Memphis, Tennessee 38103

Telephone: (901) 701-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey A. Fiarman

Senior Vice President, General Counsel & Secretary

150 Peabody Place

Memphis, Tennessee 38103

Telephone: (901) 701-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kenneth B. Wallach, Esq. Jonathan Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	William V. Fogg, Esq. Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-230015

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

This Post-Effective Amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-230015) (the “Registration Statement”) of frontdoor, inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to add Exhibit 1.1 not previously filed with the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following exhibits are filed as part of this Registration Statement.

Exhibit Number	Exhibit Description

1.1	Underwriting Agreement, dated as of March 20, 2019, by and among frontdoor, inc., Chase Lincoln First Commercial Corporation, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC

24.1	Power of Attorney (included on the signature page to the Registration Statement on Form S-1 (File No. 333-230015), filed with the Securities and Exchange Commission on March 1, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, Tennessee, on March 22, 2019.

frontdoor, inc.

By:	/s/ Rexford J. Tibbens
	Name:	Rexford J. Tibbens
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on March 22, 2019:

Signature	Capacity

/s/ Rexford J. Tibbens Rexford J. Tibbens	President, Chief Executive Officer and Director (principal executive officer)

/s/ Brian K. Turcotte Brian K. Turcotte	Senior Vice President and Chief Financial Officer (principal financial officer)

/s/ Chastitie Brim Chastitie Brim	Vice President, Chief Accounting Officer and Controller (principal accounting officer)

* William C. Cobb	Director

* Anna C. Catalano	Director

* Peter L. Cella	Director

* Richard P. Fox	Director

* Brian McAndrews	Director

* Liane J. Pelletier	Director

* By:	/s/ Rexford J. Tibbens Rexford J. Tibbens Attorney-in-Fact